UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Little Switzerland, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    537528101
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                                 (CUSIP Number)

                             Leonard H. Bloom, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                                 Miami, FL 33131
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 8, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 537528101                                          PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)

            ALBERT GAD
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
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    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

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                                 7      SOLE VOTING POWER
         NUMBER OF                      360,000
           SHARES                       ----------------------------------------
        BENEFICIALLY
          OWNED BY               8      SHARED VOTING POWER
            EACH
         REPORTING                      ----------------------------------------
           PERSON                9      SOLE DISPOSITIVE POWER
            WITH                        360,000
                                        ----------------------------------------

                                10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            360,000

--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.2%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 537528101                                          PAGE 3 OF 8 PAGES
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    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)

            DONNA GAD-HECHT
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      5,000
           SHARES                       ----------------------------------------
        BENEFICIALLY
          OWNED BY               8      SHARED VOTING POWER
            EACH
         REPORTING                      ----------------------------------------
           PERSON                9      SOLE DISPOSITIVE POWER
            WITH                        5,000
                                        ----------------------------------------

                                10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,000

--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            LESS THAN 1%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 537528101                                          PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------
    1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            MORRIS GAD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      331,850
           SHARES                       ----------------------------------------
        BENEFICIALLY
          OWNED BY               8      SHARED VOTING POWER
            EACH
         REPORTING                      ----------------------------------------
           PERSON                9      SOLE DISPOSITIVE POWER
            WITH                        331,850
                                        ----------------------------------------

                                10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            331,850

--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.8%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                        ----------------------------------------
                                                             PAGE 5 OF 8 PAGES
                                        ----------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Little Switzerland, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 161-B Crown Bay Cruise Ship Port, St. Thomas U.S.V.I. 00802.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Albert Gad, Donna Gad-Hecht and Morris Gad (collectively the "Reporting Persons"). The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with Almod Diamonds, Ltd., a Delaware corporation ("Almod"), in which each of the Reporting Persons is a principal shareholder, upon the offer by Almod to purchase approximately 7 million shares of Common Stock from the Issuer, which would constitute forty-five percent of Issuer's issued and outstanding shares of Common Stock.

         (a) - (c) The information set forth in APPENDIX A is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Persons has or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)        All of the Reporting Persons are citizens of the United
States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of the Reporting Persons used personal funds for open market purchase of the shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their investing activities.

         Almod has offered to purchase for $6.9 million approximately 7 million shares of Common Stock from the Issuer, which would constitute 45% of the issued and outstanding Common Stock of the Issuer, and has sought to obtain a majority of the Board of Directors in connection with this purchase. The Issuer has rejected this offer. The Reporting Persons and Almod may purchase additional Shares of Common Stock of the Issuer in private or open market transactions. There can be no assurances that such purchases will be made, or that negotiations with the Issuer in connection with any equity investment will resume.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The information set forth in APPENDIX A is incorporated herein by reference.

         (c)        Not applicable.

                                        ----------------------------------------
                                                             PAGE 6 OF 8 PAGES
                                        ----------------------------------------

         (d)        Not applicable.

         (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                        ----------------------------------------
                                                             PAGE 7 OF 8 PAGES
                                        ----------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2000                  /s/ ALBERT GAD
                                   --------------------------------------------
                                   ALBERT GAD

                                   /s/ DONNA GAD-HECHT
                                   --------------------------------------------
                                   DONNA GAD-HECHT

                                   /s/ MORRIS GAD
                                   --------------------------------------------
                                   MORRIS GAD

                                        ----------------------------------------
                                                             PAGE 8 OF 8 PAGES
                                        ----------------------------------------

                                   APPENDIX A
                                                                                                                   PERCENTAGE OF
             NAME                                                                                                  COMMON STOCK
           EMPLOYER                                           SOLE                       SHARED                    BENEFICIALLY
       BUSINESS ADDRESS              OCCUPATION        VOTING      DISPOSITIVE     VOTING      DISPOSITIVE            OWNED
--------------------------------------------------------------------------------------------------------------------------------
Albert Gad                           President        360,000        360,000          0             0                  4.2%
Almod Diamonds, Ltd.
589 5th Avenue
New York, NY  10017
--------------------------------------------------------------------------------------------------------------------------------
Donna Gad-Hecht                      Secretary          5,000          5,000          0             0             Less than 1%
Almod Diamonds, Ltd.
589 5th Avenue
New York, NY  10017
--------------------------------------------------------------------------------------------------------------------------------
Morris Gad                         Vice President     331,850        331,850          0             0                  3.8%
Almod Diamonds, Ltd.
589 5th Avenue
New York, NY  10017
--------------------------------------------------------------------------------------------------------------------------------